UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Perusahaan Perseroan (Persero)

PT TELEKOMUNIKASI INDONESIA, TBK

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                 No    X

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	September 17, 2012	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno
Vice President Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk.

INFORMATION TO INVESTORS

No. TEL 181/PR000/COP-A0070000/2012

PT Prima Jaya Informatika’s Bankruptcy Claims at Telkomsel

Related to the news about the Central Jakarta District Court on Friday, September 14, 2012 decided to accept the bankruptcy petition filed by PT Prima Jaya Informatika on PT Telekomunikasi Selular (Telkomsel), we can state the following:

1.       Telkomsel and PT Prima Jaya Informatika tied to a business cooperation of SIM card and refill voucher packs. There has been a disagreement between the two sides and PT Prima Jaya Informatika filed for bankruptcy in August.

2.       Telkomsel respect the decision of the Central Jakarta District Court granted the petition for bankruptcy filed by PT Prima Jaya Informatika toward PT Telekomunikasi Selular.

3.       Telkomsel continue the legal process by filing an appeal and leave the handling of this matter to the Legal Counsel and will continue to cooperate with authorities.

4.       Telkomsel ensures that this legal process will not affect all services for its customers.

5.       Telkomsel commits to observe laws and regulations in resolving this matter.

Jakarta, September 17, 2012

AGUS MURDIYATNO
Vice President Investor Relations

For further information please contact:
PT Telekomunikasi Indonesia, Tbk. Investor Relations
Phone Email Website	: 62-21-5215109 : investor@telkom.co.id : www.telkom.co.id